SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 2, 2007

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Weizmann Science Park
Building 22, P.O.B 266
Rehovot 76100, Israel
+972 (8) 938-7505
(Address and telephone number of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a management’s discussion and analysis of financial condition and results of operations with respect to the quarter ended June 30, 2007.

This Report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); and September 21, 2006 (File No. 333-137491) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Gabi Seligsohn —————————————— Gabi Seligsohn President & Chief Executive Officer

By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: August 2, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 11, 2007 (the “Annual Report”) and other financial information contained in our Report on Form 6-K filed with the Securities and Exchange Commission on August 2, 2007. In addition to historical information, this discussion may contain forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include, but not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our dependency on a small number of large customers and small number of suppliers and those other risks and factors described under the heading “Risk Factors” in our Annual Report.

        We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 25 semiconductor manufacturers that had the highest capital equipment expenditures in 2006, 21 use our systems. The majority of our integrated metrology systems are sold to process equipment manufacturers. These process equipment manufacturers integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers. Our systems were first installed in 1995 and, since that time, we have sold more than 1,500 metrology systems.

        We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position. In addition, in the past few years we developed and started manufacturing stand-alone metrology systems. We plan to leverage our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Today, both stand alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufacturers to choose how to use either technology and make decisions based on merit, specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities, such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand alone products are compatible or complementary and used in a customized way to meet specific customer needs.

The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

Comparison of the Three Months Ended June 30, 2007 and 2006

—	Revenues

Revenues for the second quarter ended June 30, 2007 increased by 29% to $14.8 million, compared to revenues of $11.4 million for the second quarter ended June 30, 2006. The increase is mainly attributed to increase in product revenues due to the increased demand for our integrated metrology products.

—	Cost of revenues

Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs, provision for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in the second quarter of 2007 was $8.1 million, an increase of $1.6 million, or 24%, compared to the second quarter of 2006. This increase is attributable to the increased volume of systems sold in the second quarter of 2007. As a percentage of total revenues, our cost of revenues in the second quarter of 2007 decreased to 54.4% of our revenues from 56.8% in the second quarter of 2006. This decrease is mainly attributable to the higher sales volume of products and sales of software products with higher margins.

—	Research & development expenses, net

Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the Office of the Chief Scientist (“OCS”). Our research and development expenses, net, increased by 10% to $2.2 million in the second quarter of 2007, compared to $2 million in the second quarter of 2006. This increase derives from compensation increases as well as amortization of intangible assets following the acquisition of Hypernex Inc. Research and development expenses, net, represented 14.9% of our revenues in the second quarter of 2007, compared to 17.6% of our revenues in the second quarter of 2006, this decrease is mainly due to the significant increase in our revenues in the second quarter of 2007.

—	Sales and marketing expenses

Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses increased by 24% to $2.5 million in the second quarter of 2007, compared to $2 million in the second quarter of 2006. The increase in sales and marketing expenses is mainly attributed to enhancement of our marketing and sales efforts to support our growth and to the increase in revenue based commission expenses. Sales and marketing expenses represented 17.1% and 17.9%, respectively, of our revenues in the second quarter of 2007 and second quarter of 2006.

—	General and administrative expenses

General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses decreased by 16% to $1.2 million in the second quarter of 2007, compared to $1.4 million in the second quarter of 2006. General and administrative expenses decreased to 8% of our revenues in the second quarter of 2007 compared to 12% of our revenues in the second quarter of 2006. This decrease is attributed to a decrease in legal expenses related to the Nanometrics intellectual property infringement law suits which were settled in April 2007, and to the increase in our revenues.

Comparison of the Six Months Ended June 30, 2007 and 2006

—	Revenues

Revenues for the six months ended June 30, 2007 increased by 30% to $28.2 million, compared to sales of $21.7 million for the comparable period in 2006. This increase is mainly attributed to an increase in product revenues due to increased demand for our integrated metrology products.

—	Cost of revenues

Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in the six months ended June 30, 2007 was $15.6 million, an increase of $3.6 million, or 30%, compared to the six months ended June 30, 2006. This increase is attributable to the increased volume of systems sold in the six months ended June 30, 2007. As a percentage of total revenues, our cost of revenues in the six months ended June 30, 2007 and June 30, 2006 was 55.3%.

—	Research and development expenses, net

Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the OCS. Our research and development expenses, net, increased by 5% to $4.5 million in the six months ended June 30, 2007 compared to $4.3 million in the six months ended June 30, 2006. This increase is related to compensation increases as well as amortization of intangible assets following the acquisition of Hypernex Inc. Research and development expenses, net, decreased to 16.1% of our revenues in the six months ended June 30, 2007 compared to 19.8% of our revenues in the six months ended June 30, 2006. This decrease is due mainly to the significant increase in our revenues in the six months ended June 30, 2007.

—	Sales and marketing expenses

Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses increased by 27% to $4.7 million in the six months ended June 30, 2007 compared to $3.7 million in the six months ended June 30, 2006. The increase in sales and marketing expenses is mainly attributed to enhancement of our marketing and sales efforts to support our growth and to the increase in revenue based commission expenses. Sales and marketing expenses represented 16.8% and 17.1%, respectively, of our revenues in the six months ended June 30, 2007 and six months ended June 30, 2006.

—	General and administrative expenses

General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses increased by 34.6% to $3.3 million in six months ended June 30, 2007, compared to $2.4 million in the six months ended June 30, 2006. This increase is attributed mainly to the legal expenses related to the Nanometrics intellectual property infringement law suits, which were settled during the second quarter of 2007. General and administrative expenses represented 11.6% and 11.2% of our revenues in the six months ended June 30, 2007 and the six months ended June 30, 2006, respectively.

Liquidity and Capital Resources

Cash reserves at the end of the second quarter of 2007 amounted to $20.4 million relative to $15.2 million at the end of the calendar year 2006. The increase in our cash reserves during the first half of 2007 is related mainly to the $5 million private placement which was concluded during the first quarter of 2007.

Working capital at the end of the second quarter of 2007 amounted to $22.9 million relative to $15.9 million at the end of the calendar year 2006. The increase in our working capital is attributed mainly to $5 million increase in our cash and equivalent levels following the private placement which was concluded during the first quarter of 2007, and to $2 million increase in inventories related to the acquisition of Hypernex Inc.